July 30, 2019

Walter Stanley Gallagher, Jr.
Chief Operating Officer and Principal Financial Officer
Aviat Networks, Inc.
860 N. McCarthy Blvd., Suite 200
Milpitas, California 95035

       Re: Aviat Networks, Inc.
           10-K for the Year Ended June 30, 2018
           Filed August 28, 2018
           File No. 001-33278

Dear Mr. Gallagher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications